EXHIBIT n.3

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Hercules Technology Growth Capital, Inc.

We have audited the senior securities table included in the accompanying registration statement on Form N-2 of Hercules Technology Growth Capital, Inc. as of December 31, 2008, 2007, 2006, 2005 and 2004. The senior securities table is the responsibility of the Company’s management. Our responsibility is to express an opinion on the senior securities table based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonably assurance about whether the senior securities table is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the senior securities table. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall senior securities table presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the senior securities table referred to above presents fairly, in all material respects, the senior securities of Hercules Technology Growth Capital, Inc. as of December 31, 2008, 2007, 2006, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.

The accompanying senior securities information as of June 30, 2009 was not audited by us and, accordingly, we do not express an opinion on the information.

/s/ Ernst & Young LLP

San Francisco, California

September 25, 2009